

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2019

Austin So
Chief Legal Officer & Secretary
Stonemor GP LLC
3600 Horizon Boulevard
Trevose, PA 19053

> **Re: Stonemor GP LLC**
> **Registration Statement on Form S-4**
> **Filed on September 11, 2019**
> **File no. 333-233712**

Dear Mr. So:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Fischer at 202-551-3415 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Brittany Sakowitz